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                              April 4, 2023

       Kai Liekefett
       Partner
       Sidley Austin LLP
       787 Seventh Avenue
       New York, New York 10019

                                                        Re: GENWORTH FINANCIAL
INC
                                                            Preliminary Proxy
Statement filed March 24, 2023
                                                            Response Letter
dated April 4, 2023
                                                            SEC File No.
1-32195

       Dear Kai Liekefett:

               We have reviewed your filing and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Response letter dated April 4, 2023

       Election of Directors, page 101

   1. We note the disclosure in this section of the preliminary proxy statement regarding the plurality voting
standard for contested elections as it relates to Mr. Klarquist's director nomination. Please
revise here and where appropriate in the proxy statement to explain the Company's
determination, as outlined in your response letter dated April 4, 2023, that a plurality voting
standard applies here, where Mr. Klarquist has not included
                                                        an affirmative
representation of compliance with the requirements of Rule 14a-19 with respect to his
solicitation. Your revised disclosure should explain how the Company interprets the specific
applicable bylaw provisions to reach this conclusion, as presented in your April 4, 2023
response letter. In addition, the revised proxy statement should explain that whether a
nominating shareholder states that it will or will not comply with Rule 14a-
                                                        19(b)(3)'s minimum
solicitation requirement, an election may be contested for purposes of the Company's amended
bylaws, and would thus be subject to a plurality versus a majority voting standard.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kai Liekefett
Sidley Austin LLP
April 4, 2023
Page 2

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameKai Liekefett                              Sincerely,
Comapany NameSidley Austin LLP
                                                             Division of
Corporation Finance
April 4, 2023 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName